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                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

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                              SCHEDULE 14D-1/A
                           TENDER OFFER STATEMENT
                              (AMENDMENT NO. 1)
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                               RENO AIR, INC.
                          (NAME OF SUBJECT COMPANY)

                         BONANZA ACQUISITIONS, INC.
                                     AND
                           AMERICAN AIRLINES, INC.
                                  (BIDDERS)

                        COMMON STOCK, $0.01 PAR VALUE
                       SERIES A CUMULATIVE CONVERTIBLE
                EXCHANGEABLE PREFERRED STOCK $0.001 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                           759741101 AND 759741705
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                           ANNE H. MCNAMARA, ESQ.
                               GENERAL COUNSEL
                           AMERICAN AIRLINES, INC.
                         BONANZA ACQUISITIONS, INC.
                           4333 AMON CARTER BLVD.
                           FORT WORTH, TEXAS 76155
                               (817) 963-1234

                   (NAME, ADDRESS AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES
                  AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                         JOHN A. MARZULLI, JR., ESQ.
                             SHEARMAN & STERLING
                            599 LEXINGTON AVENUE
                          NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 848-4000

                              DECEMBER 9, 1998

                              PAGE 1 OF 4 PAGES


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          This Amendment No. 1 to the Tender Offer Statement on Schedule
14D-1 (the "Statement") relates to the offer by Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly owned subsidiary of American Airlines, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of AMR Corporation, to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") and all of the issued and outstanding shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.001 per share (the "Preferred Stock"; and, together with the Common Stock, the "Shares"), of Reno Air, Inc., a Nevada corporation (the "Company"), at a price of $7.75 per share of Common Stock and $27.50 per share of Preferred Stock plus accrued and unpaid dividends (subject to reduction as provided in the Offer to Purchase (as hereinafter defined)), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 24, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3) (which together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Statement.

ITEM 10. ADDITIONAL INFORMATION.

          Item 10(c) is hereby amended and supplemented as follows:

          On December 8, 1998, at 11:59 p.m., the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Common Shares pursuant to the Common Stock Offer, expired. Accordingly, the condition to the Offer requiring the expiration or early termination of such waiting period has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(11) to the Statement and is incorporated herein by reference.

ITEM 11. EXHIBITS

          Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibits:

          Exhibit No. (a)(11) Press Release issued by Parent and the Company on December 9, 1998.


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          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998


                                            BONANZA ACQUISITIONS INC.


                                            By: /s/ Charles D. MarLett
                                               ---------------------------------
                                               Name:  Charles D. MarLett
                                               Title: Corporate Secretary


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          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 9, 1998


                                            AMERICAN AIRLINES, INC.


                                            By: /s/ Charles D. MarLett
                                               ---------------------------------
                                               Name:  Charles D. MarLett
                                               Title: Corporate Secretary


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